                      SATTERLEE STEPHENS BURKE & BURKE LLP
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                                                      November 7, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

ATTN: H. Roger Schwall, Assistant Director

        RE:     UNION DRILLING, INC.
                REGISTRATION STATEMENT ON FORM S-1 - FILE NUMBER 333-127525

Dear Mr. Schwall:

        On behalf of Union Drilling, Inc. (the "Registrant" or "Union"), and
pursuant to Rule 101(a)(2)(i) of Regulation S-T promulgated under the Securities
Act of 1933, as amended (the "Securities Act"), transmitted herewith via EDGAR for filing with the Securities and Exchange Commission (the "SEC") is a copy of
Amendment No. 4 ("Amendment No. 4") to the above referenced Registration
Statement on Form S-1 ("Form S-1") marked to show changes made in the
Registration Statement from Amendment No. 3.

        The following discussion responds to comments relating to Amendment No.
3 to the Form S-1 made by the staff (the "Staff") of the SEC in its letter dated
November 3, 2005 (the "Comment Letter"). The following responses are numbered to correspond to the numbering system employed in the Comment Letter. To facilitate reference, the Staff's comments have been inserted first in italics under the topic headings. Please be advised that the use of the terms "the Company," "we,"
"us" and "our" refers to Union.

     UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

     UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 26

1.   We have read the information you provided in response to prior comment 4, setting forth your rationale for characterizing the transaction with SPA
     Drilling L.P. as a business acquisition. We understand that while you agreed to complete drilling projects underway at the time of the transaction, you did not acquire any facilities, market distribution systems, operating rights, production techniques, or trade names; and are under no obligation to hire any employees, including sales personnel, and will not succeed to customer accounts or contracts.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
November 7, 2005

     Nevertheless, we understand you believe you have accessed a new market and expect to be hiring many of the employees previously operating the rigs you have acquired. If you continue to regard the transaction as a business acquisition, please disclose the level of rig utilization at SPA Drilling
     L.P. for 2004 and the first quarter of 2005. In recording the transaction, you should adhere to the requirements of EITF 02-17, specifically the guidance in paragraph 8, as it pertains to valuing your customer relationships in your purchase price allocation. Further, you should expand the disclosures in your financial statements to comply with the requirements of SFAS 141.

Company Response:

As indicated in our prior response, we do believe, based on the analysis performed and previously submitted, that the SPA Drilling, LP acquisition constituted a "business" for purposes of Rule 3-05 and Rule 11-01 (d). Once that determination was made, we engaged Standard & Poor's (recently acquired by Duff
& Phelps), as a consultant, to assist us in the review of both the Thornton
Drilling Company and the SPA Drilling, LP acquisitions to determine how the purchase price paid for each should be allocated. The review of Thornton
Drilling Company resulted in a determination that some of the purchase price paid should be allocated to certain identified intangibles, such as Customer
Relationships, Trade Names and a Non-Compete Agreement. The review of the SPA
Drilling, LP acquisition, performed by the same consultant, resulted in a determination that there was no value allocable to intangibles. This conclusion was based on using a multi-period "excess earnings" method, a type of discounted cash flow approach. Effectively, when this approach was used, Standard & Poor's
/ Duff & Phelps concluded that there were no excess earnings to ascribe any value to intangibles. We have attached a copy of Standard & Poor's / Duff &
Phelps study for your information. As you will see, the review was performed based on the requirements as set forth in SFAS 141 and EITF No. 02-17.

Rig utilization for SPA Drilling, LP for the year ended December 31, 2004 and the quarter ended March 31, 2005 was 71.8% and 91.0%, respectively. This information, along with the utilization percentages for UDI and Thornton
Drilling Company, for those same periods, is now disclosed under "Unaudited pro forma combined consolidated financial information".

2.   We note that you added pro forma adjustments to reflect expense for the participation rights that you anticipate recording in conjunction with your offering, for both the year ended December 31, 2004 and six months ended
     June 30, 2005. Although disclosure about non-recurring charges that are directly related to the offering and which will be reflected in earnings within 12 months is appropriate, no adjustment should be made for such items in the pro forma presentation. Expand your disclosure to indicate whether you believe this represents a non-recurring item, or one that will extend beyond a year. If retained, explain how you determined the charge would be the same for both periods.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
November 7, 2005

Company Response:

We have removed the pro forma adjustment related to compensation expense for two officers of the Company that would be recorded assuming a valuation of the stock held by Union Drilling Company LLC in excess of the threshold amount (See response to Comment #3). We have included disclosure related to this item under
"Unaudited pro forma combined consolidated financial information". This expense is substantially non-recurring in nature, but is subject to periodic adjustment.
Until Union Drilling Company LLC and Truncheon Investors, L.L.C. finalize their obligations under the terms of this compensation arrangement, and assuming the fair market value of the assets held by Union Drilling Company LLC exceeds the threshold amount, the compensation amount would be adjusted at the end of each reporting period to reflect changes in the valuation of the Company.

3.   We understand from your response to prior comment 5 that you expect to record a charge of $1,039,000 for participation rights in conjunction with the offering, as you will then have determined the fair value of your stock held by Union Drilling Company LLC would exceed the threshold amount. You indicate that a figure of $16 per share was used as the basis for this computation. However, in determining that the value of these shares had not exceeded the threshold by a material amount as of June 30, 2005, you utilized 6,163,743 shares and $19 per share, corresponding to the per share value received in an offering that closed April 1,2005.

     With regard to this analysis, tell us the reasons you did not use the actual number of shares outstanding of 16,226,590 at June 30, 2005, in calculating enterprise value. Also describe the factors you believe would account for the decline in value since April 1, 2005, and the reasons that sales at $19 per share do not provide sufficient evidence of the value of your stock, and would result in a value which would trigger a material charge in accounting for your participation rights. Finally, as requested in earlier comment 44, please disclose the mechanism by which these translate into the sharing of proceeds and recognition of compensation expense. It should be clear how benefits will be conveyed, whether you or
     Union Drilling Company LLC will be making payments if repurchased, the criteria that would be considered in making a determination to repurchase the rights, the time frame over which such activities may occur, and your expectations in this regard.

     Disclose any alternatives of imparting benefits to the holders of the participation rights, and the relationship that exists between you and the participants, and Union Drilling Company LLC and the participants.

Company Response:

In determining that the value of the shares held by Union Drilling Company LLC had not exceeded the threshold by a material amount as of June 30, 2005, we utilized 6,163,743 shares and $19 per share, corresponding to the per share value received in an offering that closed April 1, 2005. We subsequently effected a stock split (by way of a stock dividend),

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
November 7, 2005

and all numbers in the prospectus, including the number of shares outstanding of
16,226,590 at June 30, 2005, and the assumed initial public offering price of
$17 per share, reflect that stock split. We are supplementally providing a revised analysis of the immaterial compensation expense that gives the share number and share price information on a pre-split and post-split basis.

Until March 31, 2005, Union Drilling Company LLC was the sole shareholder of
Union Drilling, Inc. Union Drilling Company LLC is structured in such a way that one of its members, Truncheon Investors, L.L.C., is entitled to a percentage share of distributions made by Union Drilling Company LLC to its investors after those investors have received distributions from Union Drilling Company LLC equal to the cash invested by those investors and a specified return on such cash. Truncheon Investors, L.L.C. granted membership interests to various persons, including Messrs. Strong and Poole. By virtue of those membership interests in Truncheon Investors, L.L.C., Messrs. Strong and Poole are entitled to a share of any distributions made by Union Drilling Company LLC to Truncheon
Investors, L.L.C. Those distributions could be shares of stock of Union
Drilling, Inc. owned by Union Drilling Company LLC or cash generated by sales of stock of Union Drilling, Inc. owned by Union Drilling Company LLC. However,
Truncheon Investors, L.L.C., and therefore Messrs. Strong and Poole, will not be entitled to any distributions from Union Drilling Company LLC until the total amount of distributions from Union Drilling Company LLC exceeds the cash invested in Union Drilling Company LLC and a specified return on such cash investments. The initial public offering will not result in cash proceeds to
Union Drilling Company LLC sufficient, if distributed, to entitle Messrs. Strong or Poole to any distribution with respect to their interests in Truncheon
Investors, L.L.C. However, the total fair value of assets held by Union Drilling
Company LLC will exceed the previously described threshold amount.

Union Drilling, Inc. will not make any payments to Messrs. Strong or Poole in respect of their interests in Truncheon Investors, L.L.C., and no repurchase of those interests, whether by Union Drilling Company LLC, Truncheon Investors,
L.L.C. or Union Drilling, Inc., is required or contemplated. However, any distribution that Messrs. Strong and Poole receive from Truncheon Investors,
L.L.C. will be directly related to the fair market value of Union Drilling
Inc.'s stock.

     MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 32

     RESULTS OF OPERATIONS, PAGE 36

4.   We note that you did not comply with prior comment 7, in which we asked for information about revenues and margins for your footage and daywork contracts. As you recall, you had initially disclosed in your Business section that "... margins under footage contracts are generally larger than under daywork contracts." However, in your September 28, 2005 response to comment 23, you stated that "... margins under footage contacts, on average, are comparable to daywork contracts." We now understand, from

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
November 7, 2005

     your more recent October 25, 2005 response, that you are unable to support your earlier assertion that margins are comparable.

     Under Instruction 2 to Item 303(a) of Regulation S-K, you are required to provide investors and other persons, information relevant to an assessment of your financial condition and results of operations, as determined by evaluating the amount and certainty of cash flows from operations. Since you characterize the footage contracts as having higher risk, relative to the daywork contracts, and indicate on page 51 that such contracts represent 38 percent of revenues, we believe you should apprise readers of the relative significance of these contracts, in terms of revenues, earnings, and cash flows for each period - to the extent that such information is available - to sufficiently address the greater level of uncertainty associated with footage contracts.

     If any of this information is not available, you should disclose that fact and the reasons you do not believe it helpful from a managerial perspective. You should also explain whether you plan to continue negotiating both types of contracts in a manner comparable to the historical mix, and explain how utilizing provisions allowing conversion of footage contracts to daywork contracts will allow you to manage this risk.

Company Response:

Our operating systems capture information by job number, which is tied to the rig that did the work and to the customer that contracted for the work. The system does not capture earnings or cash flow by type of contract (daywork vs.
footage). Gathering information related to type of contract would require a substantial manual effort. Therefore, we have modified the disclosure to indicate how we manage the additional risk associated with footage contracts. As background information, footage contracts were historically entered into only for the drilling of vertical developmental well bores in areas of known geology and known drilling conditions. Historically, the percentage of revenues derived from footage contracts has decreased from over 50% in the early 2000's to approximately 38% currently. Management expects this percentage to decline further in the future. We currently have only ten rigs working on a footage basis. Many of our footage contracts now have provisions whereby some or all of the risks associated with geological issues and down hole mechanical matters have been shifted to our customers. The transfer of this risk is done by contractually transferring the operations from a footage drilled basis to an hourly based daywork type contract when unforeseen or uncontrollable events are encountered during the drilling process. When this occurs, the contract also provides for the transfer of third party costs and tangible items such as drill bits from the Company to our customers during these unforeseen problematic periods.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
November 7, 2005

     FINANCIAL STATEMENTS - UNION DRILLING, INC.

     NOTE 2 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
     POLICIES, PAGE F-7

     PROPERTY, BUILDINGS AND EQUIPMENT, PAGE F-9

5.   We note that you did not comply with prior comment 9, in which we asked you to provide detailed information about rig utilization, capitalized costs and depreciation. Although you identify other companies disclosing a straight-line methodology, we generally find that companies use this approach when the resulting expense is not materially different from that which would be recognized under a utilization-based model. The ability to make representation along these lines is a key consideration in determining compliance with the requirements of ARB 43, Chapter 9, paragraph 5. Given that your rig utilization has ranged from 26 to 48 percent over the periods presented, we believe you should expand your disclosure in MD&A to explain how recording depreciation of your drilling rigs without regard to utilization impacts the comparability of earnings when revenues change as a result of increases or decreases in utilization, due to the fact that under your methodology, depreciation is not variable.

Company Response:

We have expanded our disclosure in the MD&A section to further explain that using the straight line method of depreciations results in the same level of depreciation expense regardless of utilization.

     NOTE 2 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
     POLICIES

     REVENUE RECOGNITION, PAGE F -10

6.   We understand from your response to prior comment 10 that you do not believe the effects of recording certain fees received in conjunction with a drilling contract as mobilization revenue, prior to the commencement of drilling activities, would be materially different than if you were to recognize such fees over the term of the drilling contract, as drilling services are provided. Based on the information you provided, we will not object to your conclusions in this regard. However, it appears that you continue to believe this is an acceptable method, stating that mobilization revenues "... are a discrete and separately recognizable revenue stream."
     Under the circumstances, and considering that you have no contracts under which you provide mobilization services apart from drilling services, we are unable to concur with your view that advance recognition is consistent with the guidance in SAB Topic 13:A.3.f., IRQ 1. Therefore, we believe your policy disclosure will require further revision.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
November 7, 2005

Company Response:

We have modified the MD&A disclosure in the Revenue and cost recognition section of Critical accounting policies and estimates to indicate that
"Mobilization fees are recognized in all material respects as the related drilling services are provided." This change has also been made to the appropriate F pages.

     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS, PAGE II-7

7.   We were unable to locate Exhibit "A" describing the personal property, machinery, and equipment identified in item 1.1.1 in Section 1.2 of Exhibit
     10.12, relating to your option and asset purchase and sale agreement between Thornton Drilling Company and SPA Drilling, LP. Please revise to identify the location or to include the Exhibit.

Company Response:

We have refiled Exhibit 10.12, which now includes Exhibits A and B to the
Option and Asset Purchase and Sale Agreement between Thornton Drilling Company and SPA Drilling, LP.

* * * * *

        We have filed via EDGAR Amendment No. 4 contemporaneously with the filing of this letter. Amendment No. 4 incorporates responses to the Staff's comments, reflects a change in the expected price range and makes other minor changes. Also we will send, via overnight courier, courtesy copies of this letter and all attachments, as well as five copies of Amendment No. 4 marked to show changes made therein in response to the Staff's comments.

        If you have any questions or require any further information, please do not hesitate to contact the undersigned or Marybeth Riordan of this office, collect at (212) 818-9200.

                                            Very truly yours,

                                            Edwin T. Markham

cc: Christopher D. Strong (w/enc.)
    Gerald S. Tanenbaum (w/enc.)